

August 25, 2011

Via E-Mail
Daniel Griesemer, Chief Executive Officer
Tilly's, Inc.
10 Whatney
Irvine, California 92618

  Re: **Tilly's, Inc.**
     Amendment No. 1 to Form S-1
     File No. 333-175299
     Filed August 11, 2011

Dear Mr. Griesemer:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your revised disclosure and response to comment five of our letter dated July 28, 2011. Please further clarify the basis for your belief that you are positioned to "capture more shopping trips and generate higher sales per visit."

2. We note your response to comment seven of our letter dated July 28, 2011, and we reissue it in part. With a view to disclosure, advise us:

  • How you calculated an 18 month payback period based on a $300,000 yearly cash flow and a net initial investment of $500,000 to $550,000. Based on a $25,000 monthly cash flow, it appears the payback period would be approximately 20 to 22 months;

- The extent to which you believe the $500,000 to $550,000 net initial investment and $300,000 yearly cash flow figures maybe be affected as you continue to grow; and

- Whether the averages "over the last ten years" were all within the "target" figures you provide.

3.   We note your response to comment eight of our letter dated July 28, 2011. Consider clarifying your references to "margin expansion" and "leveraging" margin by providing quantitative disclosure.

4.   Please refer to comment nine of our letter dated July 28, 2011. Please revise here and where appropriate to disclose in quantitative terms the extent to which your comparable store sales figures would be significantly different excluding the e-commerce sales.

Use of Proceeds, page 29

5.   We note your responses to comments 12 and 13 of our letter dated July 28, 2011, and we reissue them in part. It appears that your net offering proceeds after you have paid your "S" Corporation distribution may be in excess of $28 million. Please revise to clarify the amounts intended for each noted purpose, including the amounts needed to build your e-commerce distribution center. If you do not have a plan on how this amount will be allocated among the various possible uses described on page 29, please revise to comply with Instruction 7 of Item 504 of Regulation S-K.

Management's Discussion and Analysis, page 36

6.   We note your revised disclosure on page 37 and response to prior comment 15. Please revise to more fully address the key performance indicators that management uses to assess your business. For example, it is unclear why the section beginning on page 37 does not further address margins or the mix of your proprietary merchandise and other sales. In this regard, we note the discussion of margins in the fourth paragraph on page three and the statement on page 13 that "branded merchandise generally has a higher gross margin." Your revised disclosure should enable investors to see the company through the eyes of management and provide the context within which the financial information you disclose should be analyzed. Please revise accordingly. See SEC Release 33-8350.

7.   We note your response to comment 16 of our letter dated July 28, 2011, and we reissue it in part. Please revise to clarify how much your expansion plans to build your e-commerce fulfillment and distribution facility will cost and how much of that amount is dependent on offering proceeds.

Results of Operations, page 41

8.   We reviewed your response to our prior comment 9, noting the impact of e-commerce sales in your comparable store sales data. In order to provide an investor with a better understanding of the drivers of your business, for each period presented please revise to disclose the amount of comparable store sales that was attributed to e-commerce sales (e.g. comparable store net sales increased 18.2%, of which 2.3% was attributed to e-commerce sales).

9.   We note your revised disclosure on pages 21 and 49. Please confirm that you will disclose the "certain levels of tangible net worth, liquidity and profitability" applicable to the amended facility.

Critical Accounting Policies and Estimates

Common Stock Valuation Methodologies, page 59

10.   We reviewed your response to our prior comment 21. We note you used 19 companies to determine your expected term and volatility related to your stock options and 11 companies used in the market approach, with 9 of 11 included in the pool of 19. Please address the following:

•   We note of the 19 companies selected, 18 were specialty apparel retailers. Tell us why only 9 of them were selected to be included in your market approach and the basis for the selection of such companies versus others in the pool of 18.

•   Tell us why a shoe retailer was considered appropriate to include in your market approach versus other specialty apparel retailers.

•   Tell us how your determination of stock compensation expense would have differed if only the 9 of the 11 companies used (i.e. excluding shoe retailer and newly public retailer) in the market approach were used to determine the fair value of your stock options.

11.   We reviewed your response to our prior comment 21 and revised disclosures on page 59. Your response did not provide the specific rationale for allocating percentages to the three methods used. Please revise to clarify, in detail, how you determined the weighting percentages of 50%, 40% and 10%. Ensure you address (i) how the fact that the discounted cash flow method was deemed to be the best indicator of fair value, but was only weighted 50% and (ii) how the guideline merged and acquired method was weighted 10%, yet it didn't appear to have significant relevance due the timeframe of the transactions included. Also, provide us with the fair market value result from each method.

Business, page 64

12.   We note your response to comment 23 of our letter dated July 28, 2011. Please confirm
        that you will provide post-reorganization disclosure in a pre-effective amendment. Note
        that we may have comments on any such non-430A disclosure included in an amended
        filing.

13.   We note your response to comment 26 of our letter dated July 28, 2011 and the statement
        on page 37 that you "expect the average net investment, including the amount of landlord
        allowances, to be generally consistent over the next several years." With a view to
        clarifying disclosure, please advise us of the extent to which an inability to rely on recent
        levels of landlord allowances would significantly change the target figures provided.

14.   We note your response to comment 27 of our letter dated July 28, 2011, and we reissue it
        in part. Please revise to clarify whether your target market is highly fragmented and
        whether you have any significant market share.

Executive Compensation, page 86

15.   We note your response to comment 33 of our letter dated July 28, 2011, and we reissue it
        in part. Please revise to describe the mechanics of how the incentive annual bonus plan
        operates for the fiscal year 2011. For example, it is unclear what you mean by "minimum
        financial performance objectives," "achievement of corporate objectives," or how each of
        these performance objectives are weighted in calculating your named executive officers'
        annual bonus. Further, it is unclear whether there are multiple targets with varying bonus
        levels that are apportioned by a pro rata formula or at the discretion of the compensation
        committee.

16.   We note your response to comment 34 of our letter dated July 28, 2011, and we reissue it
        in part. Please revise or provide us an analysis of why you believe none of the nine vice
        presidents listed on page 78 is a named executive officer as defined under Item
        402(a)(3)(iv) of Regulation S-K.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare
        the filing effective, it does not foreclose the Commission from taking any action
        with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director